Exhibit 99.1

Uni-Fuels Announces Full Year 2024 Financial Results

Year-Over-Year increases in Sales of Marine Fuels, Total Revenues and Gross Profit

SINGAPORE, April 22, 2025 (GLOBE NEWSWIRE) — Uni-Fuels Holdings Limited (NASDAQ: UFG), (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced its financial results for year ended December 31, 2024.

Recent Developments

●	On January 15, 2025, the Company closed its initial public offering (the “Offering”) of 2,100,000 Class A Ordinary Shares at a public offering price of $4.00 per share, for total gross proceeds of $8.4 million, before deducting underwriting discounts and commissions. All of the Class A Ordinary Shares are offered by Uni-Fuels. The Class A Ordinary Shares commenced trading on Nasdaq Capital Market on January 14, 2025, under the ticker symbol “UFG”.

●	On February 4, 2025, the Underwriter exercised the over-allotment option (the “Over-Allotment Option”) in full to purchase additional 315,000 Class A Ordinary Shares from the Company at the public offering price of $4.00 per share, generated gross proceeds of $1.26 million. After giving effect to the full exercise of the Over-Allotment Option, the total number of Class A Ordinary Shares sold by the Company in the Offering increased to 2,415,000 Class A Ordinary Shares and the gross proceeds increased to $9.66 million, before deducting underwriting discounts and commissions.

Main Highlights:

●	In 2024, Sales of Marine Fuels reached US$155.2 million, an increase of US$85.0 million, 121% Year-Over-Year, compared to approximately US$70.2 million in 2023. As a result, Total Revenues reached US$155.2 million an increase of US$84.4 million, 119% YOY, versus US$70.8 million in 2023.

●	Cost Of Revenues increased approximately US$83.5 million or 122% from approximately US$68.5 million in 2023 to US$152.0 million in 2024, mainly due to growth in sales of marine fuels with increasing cost to acquire marine fuels for sales.

●	Gross Profit was US$2.3 million in 2023 and increased YOY in 2024 by US$0.9 million, 40%, to US$3.2 million.

●	Total Operating Expenses rose from US$0.9 million in 2023 to approximately US$3.0 million, a YOY increase of US$2.1 million or 236%.

●	As a result of these factors, Net Income decreased from US$1.2 million in 2023 to US$0.2 million in 2024, a YOY decrease of approximately US$1.0 million or 86%.

Management Commentary

“We are pleased to present our first annual results as a publicly listed company, marking a transformative year for our business and laying the groundwork for accelerated global growth” said Mr. Koh Kuan Hua, Chairman & CEO of Uni-Fuels. “Our listing on Nasdaq on January 14 of this year represents a significant milestone in our corporate journey and a strategic effort to strengthen our capital base and enhance our market presence in an increasingly competitive and globalized industry. Looking ahead, we remain confident in our capacity to capture further market share and scale our operations responsibly and efficiently to build on our early success and deliver sustained value to our shareholders.”

The Company anticipates ongoing growth in 2025, driven by its global expansion in key markets and enhanced operational efficiency, positioning it to achieve continuous improvements in revenue and profitability year-over-year.

Financial Results for the Year Ended December 31, 2024

Revenues

Total revenues increased significantly by 119% from US$70.8 million for the year ended December 31, 2023 to US$155.2 million for the year ended December 31, 2024. This substantial increase was primarily driven by a pronounced rise in sales of marine fuels. This growth was partially offset by a decrease in brokerage commissions, part of a strategic shift in the Company’s revenue mix.

Sales of marine fuels – Sales of marine fuels increased by approximately US$85.0 million, or 121%, from approximately US$70.2 million for the year ended December 31, 2023, to approximately US$155.2 million for the year ended December 31, 2024. This increase was attributable to strategic initiatives aimed at strengthening core business activities within the sales sector. The expansion of the Company’s sales and marketing department through additional hiring enabled the Company to conduct its own marine fuels sales. As a result, the Company substantially broadened its customer base and increased the number of ports served during the year ended December 31, 2024. The number of customers for marine fuel sales nearly doubled from 83 customers in the year ended December 31, 2023 to 156 customers in the year ended December 31, 2024, while the number of ports served rose from 51 to 87 over the same period. The successful expansion into new customer bases and supply ports resulted in a substantial increase in both the number of customers and ports where the Company arranged marine fuels supplies, subsequently leading to substantial revenue growth.

Brokerage commissions – Brokerage commissions decreased by approximately US$0.6 million or 98% to US$12,150 for the year ended December 31, 2024, from approximately US$0.6 million for the year ended December 31, 2023. This decline was primarily due to a strategic shift towards enhancing sales activities. By allocating more resources through recruiting sales and marketing specialists and other personnel, the Company decided to leverage its resources for sales instead of referring deals to other parties for brokerage commissions during the year ended December 31, 2024. The significant reduction in the number of brokerage transactions referred, which dropped to 1 for the year ended December 31, 2024, from 85 for the year ended December 31, 2023, is reflected in the decrease in the Company’s brokerage commissions.

Cost of revenues

Cost of revenues increased by approximately US$83.5 million or 122% from approximately US$68.5 million for the year ended December 31, 2023 to US$152.0 million for the year ended December 31, 2024. The increase was mainly attributable to the growth in sales of marine fuels with increasing costs to acquire marine fuels for sales.

Gross profit

Gross profit increased by approximately US$0.9 million or 40%, from approximately US$2.3 million for the year ended December 31, 2023 to approximately US$3.2 million for the year ended December 31, 2024. The total gross profit margin for the year ended December 31, 2024, was approximately 2.1%, compared to approximately 3.2% for the year ended December 31, 2023.

Gross profit margin for sales of marine fuels decreased to 2.1% for the year ended December 31, 2024 from 2.3% for the year ended December 31, 2023. This decline was primarily due to the strategic focus on expanding market presence and capturing additional market share for the reselling business. As part of the Company’s growth strategy, resources were dedicated to acquiring new customers by offering competitive prices in line with market conditions to increase market share.

Despite decreases in gross profit and gross profit margin, these decisions were part of a strategy to drive sales, expand market share, and adapt to prevailing market dynamics. By offering more competitive pricing and strategically allocating resources, the Company is able to strengthen its market position and enhance long-term profitability.

Operating expenses

Selling and marketing expenses increased to US$0.7 million for the year ended December 31, 2024, from US$0.2 million for the year ended December 31, 2023, primarily driven by the expansion of sales activities. Personnel were added in the sales and marketing department to strengthen customer relationships. Additionally, efforts in building and nurturing relationships with customers and business partners increased, along with business travel and marketing activities, contributing to the substantial increase.

General and administrative expenses increased by US$1.7 million to US$2.3 million for the year ended December 31, 2023, compared to US$0.7 million for the year ended December 31, 2023. One significant factor was the expansion of the workforce through the recruitment of administrative staff and key management personnel to enhance operational efficiency. Professional fees related to auditing consolidated financial statements, consulting services regarding leasing new office premises, and negotiating banking facilities for business financing also contributed to the increase. These factors collectively increased total general and administrative expenses compared to the preceding year, reflecting the Company’s concerted efforts to support operational growth and strategic initiatives.

Other income

Other income increased by US$46,046 from US$9,037 for the year ended December 31, 2023 to US$55,083 for the year ended December 31, 2024. The increase was mainly due to interest income earned from fixed deposits and an increase in other ancillary service income not within the scope of ASC 606.

Income before income taxes

Income before income taxes of US$0.3 million and US$1.4 million for the years ended December 31, 2024 and 2023, respectively. The decrease was primarily due to lower margins resulting from increased sales activities and higher operating costs during the expansion of the Company’s operations through the recruitment of staff and additional operating expenses to support growth initiatives and enhance overall capabilities during the year ended December 31, 2024.

Income tax expense

Income tax expense decreased from US$0.2 million for the year ended December 31, 2023 to US$0.1 million for the year ended December 31, 2024. The decrease was in tandem with the decrease in income before income taxes.

Net income

As a result of the foregoing factors, net income decreased by 86% from US$1.2 million for the year ended December 31, 2023 to US$0.2 million for the year ended December 31, 2024.

About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions, helping shipping companies optimize fuel procurement across all markets and time zones. Founded in 2021, Uni-Fuels has evolved from modest beginnings into a dynamic, forward-thinking company. Backed by a passionate team and a growing presence across multiple locations, it has forged trusted partnerships with customers, supporting them in achieving their operational objectives with confidence, from shore to shore.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Ltd

Email: investors@uni-fuels.com

Skyline Corporate Communications Group, LLC

Email: info@skylineccg.com

Uni-Fuels Holdings Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31,
	2024	2023
Assets
Current Assets
Cash	$4,324,956	$2,564,850
Restricted cash	-	1,500,000
Accounts receivable, net	11,458,689	12,807,009
Prepayments and other assets, net	229,928	120,910
Total current assets	16,013,573	16,992,769

Property and equipment, net	329,585	395,056
Operating lease right-of-use assets	133,103	197,863
Prepayments and other assets, net	4,457	30,576
Deferred initial public offering (“IPO”) costs	482,183	112,900
Total assets	$16,962,901	$17,729,164

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$10,092,160	$11,196,384
Short-term bank loans	1,510,249	1,195,149
Amounts due to related parties	269,467	278,001
Income tax payables	91,025	272,437
Operating lease liabilities, current	104,267	85,382
Accrued expenses and other liabilities	291,464	177,737
Total current liabilities	12,358,632	13,205,090

Operating lease liabilities, non-current	41,011	127,834
Accrued expenses and other liabilities, non-current	10,153	9,700
Deferred tax liabilities, net	8,243	13,420
Total liabilities	12,418,039	13,356,044

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value, 450,000,000 shares authorized; 7,350,000 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively) *	735	-
Class B ordinary shares (US$0.0001 par value, 50,000,000 shares authorized; 22,650,000 and 30,000,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively) *	2,265	3,000
Additional paid-in capital	3,997,000	3,997,000
Accumulated other comprehensive income	145	-
Retained earnings	544,717	373,120
Total shareholders’ equity	4,544,862	4,373,120

Total liabilities and shareholders’ equity	$16,962,901	$17,729,164

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

Uni-Fuels Holdings Limited

Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2024	2023	2022
Revenues
Sales of marine fuels	$155,180,863	67,966,869	$19,137,919
Sales of marine fuels -related party	-	2,184,911	10,424,827
Brokerage commissions	12,150	142,479	-
Brokerage commissions -related parties	-	491,269	1,255,725
Total revenues	155,193,013	70,785,528	30,818,471

Cost of revenues	(152,009,204)	(68,505,327)	(28,414,153)

Gross profit	3,183,809	2,280,201	2,404,318

Operating expenses
Selling and marketing	(661,892)	(210,957)	(146)
General and administrative	(2,307,275)	(672,131)	(45,532)
Total operating expenses	(2,969,167)	(883,088)	(45,678)

Income from operations	214,642	1,397,113	2,358,640

Other income
Interest expense, net	(4,801)	(1,907)	-
Other income	59,884	10,944	4,813
Total other income, net	55,083	9,037	4,813

Income before income tax expense	269,725	1,406,150	2,363,453
Income tax expense	(98,128)	(194,363)	(386,321)
Net income	171,597	1,211,787	1,977,132

Other comprehensive income
Foreign currency translation adjustments	145	-	-
Total comprehensive income	$171,742	1,211,787	$1,977,132

Earnings per share*
Class A ordinary shares – basic and diluted	$0.07	-	$-
Class B ordinary shares – basic and diluted	0.01	0.04	0.07

Weighted average shares outstanding used in calculating basic and diluted earnings per share*
Class A ordinary shares – basic and diluted	2,318,630	-	-
Class B ordinary shares – basic and diluted	27,681,370	30,000,000	30,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

Uni-Fuels Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Class A ordinary share		Class B ordinary share*		Additional Paid-In	Accumulated other comprehensive	Retained
	Share	Amount	Share	Amount	Capital*	income	earnings	Total
Balance as of December 31, 2021	-	$-	30,000,000	$3,000	$97,001	$-	$284,200	$384,201

Net income	-	-	-	-	-	-	1,977,132	1,977,132

Balance as of December 31, 2022	-	-	30,000,000	3,000	97,001	-	2,261,332	2,361,333

Net income	-	-	-	-	-	-	1,211,787	1,211,787
Capital contribution from shareholder	-	-	-	-	3,899,999	-	-	3,899,999
Dividend distribution	-	-	-	-	-	-	(3,099,999)	(3,099,999)

Balance as of December 31, 2023	-	$-	30,000,000	$3,000	$3,997,000	$-	$373,120	$4,373,120

Net income	-	-	-	-	-	-	171,597	171,597
Foreign currency translation adjustment	-	-	-	-	-	145	-	145
Conversion of ordinary shares	7,350,000	735	(7,350,000)	(735)	-	-	-	-

Balance as of December 31, 2024	7,350,000	$735	22,650,000	$2,265	$3,997,000	$145	$544,717	$4,544,862

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

Uni-Fuels Holdings Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$171,597	$1,211,787	$1,977,132
Adjustments to reconcile net profit to net cash (used in) provided by operating activities:
Depreciation	74,490	32,275	-
Allowance for credit losses	(1,733)	8,473	4,221
Non-cash operating lease expenses	94,099	61,406	-
Deferred tax expenses (benefits)	(5,177)	14,339	(717)

Change in operating assets and liabilities:
Accounts receivable, net	1,351,178	(11,719,074)	347,634
Prepayments and other assets, net	(84,024)	(133,851)	(725)
Accounts payable	(1,104,224)	9,773,464	144,080
Income tax payables	(181,412)	(173,012)	387,038
Operating lease liabilities	(138,287)	(46,053)	-
Accrued expenses and other liabilities	155,336	4,452	168,193
Net cash provided by (used in) operating activities	331,843	(965,794)	3,026,856

Cash flows from investing activities:
Purchases of property and equipment	(9,020)	(427,331)	-
Net cash used in investing activities	(9,020)	(427,331)	-

Cash flows from financing activities:
Proceeds from short-term bank loans	14,117,030	7,551,546	-
Repayments of short-term bank loans	(13,801,930)	(6,356,397)	-
Payment of offering costs related to Initial Public Offering (“IPO”)	(369,283)	(112,900)	-
Capital contribution from shareholder	-	800,000	-
Borrowings from a related party	-	678,259	-
Repayment of borrowings to a related party	(8,534)	(400,258)	-
Net cash (used in) provided by financing activities	(62,717)	2,160,250	-

Net increase in cash and restricted cash	260,106	767,125	3,026,856
Cash and restricted cash, beginning of year	4,064,850	3,297,725	270,869
Cash and restricted cash, end of year	4,324,956	4,064,850	3,297,725

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$4,324,956	2,564,850	$3,297,725
Restricted cash	-	1,500,000	-
Total cash and restricted cash	$4,324,956	4,064,850	$3,297,725

Supplemental disclosures of cash flow information:
Income tax paid	$284,717	361,841	$-
Interest expenses paid	83,973	18,280	-

Supplemental disclosure of non-cash investing and financing activities:
Dividend distribution against capital contribution from shareholder	$-	3,099,999	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	29,338	259,269	-